Exhibit 99.1

For more information please visit www.cementospacasmayo.com.pe/investors or contact: In Lima: Manuel Ferreyros, CFO Claudia Bustamante, Investor Relations Manager Cementos Pacasmayo Tel: (511) 317 - 6000 ext. 2165 E - mail: cbustamante@cpsaa.com.pe

First Quarter 2020 Earnings Release Cementos Pacasmayo S.A.A. Announces Consolidated Results for First Quarter 2020 Lima, Peru, April 29 , 2020 – Cementos Pacasmayo S . A . A . and subsidiaries (NYSE : CPAC ; BVL : CPACASC 1 ) (“the Company” or “Pacasmayo”) a leading cement company serving the Peruvian construction industry, announced today its consolidated results for the first quarter (“ 1 Q 20 ”) ended March 31 , 2020 . These results have been prepared in accordance with International Financial Reporting Standards (“ IFRS”) and are stated in nominal Peruvian Soles (S/) . 1 Q 20 Financial and Operational Highlights : (All comparisons are to 1 Q 19 , unless otherwise stated)  Due to the outbreak of COVID - 19 , the Peruvian Government declared a state of emergency since March 16 , 2020 , resulting in a halt in production and commercialization of all non - essential products, including cement .  Sales volume of cement, concrete and precast decreased 6 . 0 % primarily due to the halt in commercialization mentioned above . During the first 2 months of the year, sales volume of cement, concrete and precast increased 12 . 8 % compared to the same period of 2019 .  Revenues decreased 4 . 4% , mainly due to the halt in commercialization . During the first two months of 2020 , revenues increased 14 . 4 % when compared to the same period of 2019 .  Consolidated EBITDA of S/ 72 . 3 million, a 22 . 8 % decrease, mainly due to the halt in sales of cement mentioned above, as well as the increased costs derived from the stop in production .  Consolidated EBITDA margin of 24.2%, a 5.7 percentage point decrease.  Net income of S/ 10 . 7 million, a 64 . 5 % decrease mainly due to decreased sales and increased costs mentioned above . 2

First Quarter 2020 Earnings Release Financial and Operating Results Financial and Operating Results 1Q20 1Q19 % Var. Cement, concrete and precast sales volume (MT) 557 .5 592 .9 - 6.0% In millions of S/ Sales of goods 299 .3 313 .2 - 4.4% Gross profit 92 .0 112 .1 - 17.9% Operating profit 38 .2 61 .6 - 38.0% Net Income 10 .7 30 .1 - 64.5% Consolidated EBITDA 72 .3 93 .6 - 22.8% Gross Margin 30 . 7% 35 . 8% - 5.1 pp. Operating Margin 12 . 8% 19 . 7% - 6.9 pp. Net Income Margin 3 . 6% 9 . 6% - 6.0 pp. Consolidated EBITDA Margin 24 . 2% 29 . 9% - 5.7 pp. 3

First Quarter 2020 Earnings Release Management Comments During 1 Q 20 , the unprecedented event of a global pandemic hit Peru . On March 15 , 2020 , President Vizcarra declared a state of emergency to prevent the massive spread of COVID - 19 , which would collapse our precarious healthcare system . The country has since been on hold, with no production or sales of any good or service except those considered essential . Following this government mandate, our operations have been stopped since March 16 and, as of the date of this report, we are unsure when they will be allowed to restart . First, we believe it is important to mention the trend we were experiencing before the state of emergency was declared . If we look at revenues for the first two months of the year, compared to the same period of 2019 , we see an outstanding increase of 14 . 4% . As in previous quarters, the concrete sector was performing exceptionally well, increasing almost 53 % year - on - year as of February 2020 . We believe this trend, as well as the possibility of the government focusing some of its recovery plan resources in infrastructure spending, may help in the recovery in sales volume . We are strictly following the measures mandated by the government and so cannot produce or sell any cement except a very small amount for the mining industry . However, we have been working probably more than ever, to not only have all the safety measures and protocols in place to begin production as soon as legally possible, but also, working towards the future . We have been working with the Ministry of Production to present our plan to restart production, with the safety of our employees, as always, as our top priority . We have used this opportunity to start some initiatives we had already been considering, such as more extensive work from home arrangements . We have been pleasantly surprised with the results during the first weeks of home office for all . We were expecting some level of communications issues and meetings being less effective, since we are used to face - to - face interaction . However, the opposite has been proven so far ; communication, especially with leaders and managers, has been enhanced, turnaround and response time has improved and meetings are shorter and more effective . These results encourage us to continue this working method beyond legal requirements, as we believe it will bring about higher productivity levels, increased well - being, and work - home balance for our employees . Lastly, we would like to make it very clear that we remain focused on our long - term goals and firmly believe in the potential of our industry, and our company’s ability to capitalize on this potential . We are aware that the world has changed and we need to adapt . We are ready for the challenge and will continue to work hard to generate long - term value . 4

First Quarter 2020 Earnings Release The plan that the Government has already implemented adds up to 12 % of GDP . To give liquidity to this plan, the Government issued two bonds for the sum of US $ 3 billion, which obtained high demand, therefore attaining excellent rates : The Global Bond 2026 at a rate of 2 . 39% , and the Global Bond 2031 at a rate of 2 . 78% , The construction sector will definitely be affected in this recession, especially the self - construction sector, which still represents an important part of our sales . However, in recent quarters, we have seen how concrete has begun to take a more predominant role, and in this sense, growth in infrastructure, if it is a sector prioritized by the Government, could help mitigate the fall in self - construction . 5 Quarantine 4 continuous weeks 6 continuous weeks and 2 more throughout the year 6 continuous weeks and 4 more throughout the year Restrictions on economic activity In particular sectors until the end of winter In particular sectors throughout the year Generalized and throughout the year Adjustments to costs in business and families Moderate. Few companies go bankrupt Strong. Bankrupcy in most affected sectors Vert strong. Bankruptcy in various sectors Deterioration of the global economy Moderate recession, gradual recovery Deep recession, gradual recovery Deep recession, no recovery during this year Government policy response Moderate (3% of GDP) Strong (12% of GDP) but slow execution Stron (12% of GDP) but very slow execution GDP (% var.) - 4.5 - 8 - 12 Economic Overview for 1 Q 20 : During 1 Q 20 , the COVID - 19 pandemic had an initial impact on the Peruvian economy, although the full impact is still very uncertain . In Peru, as in the rest of the world, social isolation measures have been implemented that have affected, and will continue to affect, the economy significantly . It is still too early to know the full impact, since, as Apoyo Consultoría indicates, the business environment of the following months will depend on uncertain events that are currently under development . On March 15 , 2020 , the Peruvian government declared a state of emergency and mandatory social isolation, as well as the closure of borders . All activities except essential activities (production and supply of food, pharmaceuticals and fuel, financial entities, insurance and pensions, health sector and the media) have been suspended . The mandatory social isolation occurred initially for 15 days but has been extended, for now, until May 10 , 2020 . It is still uncertain how the return to activities will occur ; it is likely that after the quarantine period, additional measures of partial social isolation will be maintained . The timely publication of operating protocols will be key for companies to properly plan the reactivation of their businesses . It is likely that it will take until the end of the year for most economic activities to operate normally . GDP growth for 2020 will depend on several factors, such as the final quarantine period, the size of the government's economic recovery plan, and its level and speed of execution . Below are the scenarios according to Apoyo Consultoría Economic Growth Scenarios

First Quarter 2020 Earnings Release Peruvian Cement Industry Overview : Peruvian cement demand is mainly supplied by Pacasmayo, UNACEM and Cementos Yura, and by Caliza Inca, imports and other small players to a lesser extent . Pacasmayo primarily supplies the northern region of Peru, while UNACEM supplies the central region and Cementos Yura the southern region . The northern region of Peru, according to the Instituto Nacional de Estadística e Informática (INEI) and Apoyo Consultoría, represents approximately 29 % of the country’s population and 18 % of national Gross Domestic Product (“GDP”) . Despite the country’s sustained growth over the last 10 years, Peru continues to have a significant housing deficit, estimated at 1 . 9 million households throughout the country as per the Ministry of Housing, Construction and Sanitation . In Peru, the majority of cement is sold to a highly fragmented consumer base of individuals that tend to gradually buy bags of cement to build or to improve their homes, a segment the industry refers to as “self - construction” . Peruvian Cement Market Shipments by Plant and Market Share Northern Region (thousands of metric tons) Plant 2016 2017 2018 2019 Feb LTM - 20 % part Grupo Pacasmayo 2 , 28 5 2 , 26 7 2 , 36 4 2 , 61 5 2 , 66 6 22 . 5 % Importaciones - 76 32 13 14 0 . 1 % Total 2,285 2,343 2,396 2,628 2,680 22 . 6 % Central Region (thousands of metric tons) Plant 2016 2017 2018 2019 Feb LTM - 20 % part UNACEM 5 , 11 0 4 , 99 3 5 , 05 8 5 , 31 6 5 , 33 7 45 . 0 % Caliza Inca 347 387 448 513 502 4 . 2 % Imports 490 496 885 663 660 5 . 6 % Total 5,947 5,876 6,391 6,492 6,499 54 . 8 % Southern Region (thousands of metric tons) Plant 2016 2017 2018 2019 Feb LTM - 20 % part Grupo Yura 2 , 64 5 2 , 61 8 2 , 59 7 2 , 58 4 2 , 58 5 21 . 8 % Imports 18 42 65 98 102 0 . 9 % Total 2,663 2,660 2,662 2,682 2,687 22 . 6 % Total, All Regions 10,895 10,879 11,449 11 , 80 2 11 , 86 6 100 . 0% 6 *Import figures are sourced from Aduanet. They represent quantities of imported cement, not shipped cement. Source: INEI, Aduanet

First Quarter 2020 Earnings Release Infrastructure Investment in the Area of Influence : Although the anticipated increase in Peru’s large infrastructure projects has been delayed, this remains an important growth driver for the country and also a necessity due to Peru’s significant infrastructure deficit . Although the progress of these projects has been slow, we have continued shipping cement to the ongoing projects, which are shown below, along with the potential demand for the next 5 years . We do not know yet how these investments will be affected by the economic effects of COVID - 19 . 7

First Quarter 2020
Earnings Release
Pacasmayo

The projects below were those in execution or close to execution during 2020. Most of these projects will demand concrete, pavement and other precast products which are very important in terms of our new strategy as a building solutions company. Given the economic impact of COVID-19, and the fact that we do not yet know the full extent of it, we cannot guarantee that these projects will continue during 2020.


R4
R3
R2
R1

	PROJECTS
R3	Piura Airport
	Auxiliary Units Talara*
	Av. Bayovar*
R2	Chiclayo Airport
	AUNA Clinic*
R1	Salaverry Port
	Casma, Huarmey, Viru Bypasses
	Chimbote Bypass
	Magistral Mine*
R4	North Peruvian Pipeline*
	María Auxiliadora Hospital*
	School for Non-Commissioned Officers*

*In execution

Also, significant spending was directed towards reconstruction works to address the damage caused by Coastal El Niño in 2017, based on Government's Reconstruction Plan. We had started seeing some acceleration in shipments for reconstruction related projects during 2019 and the first months of 2020. However, we are uncertain about the execution of these projects now that the government will have to focus their efforts on COVID-19 and its effects.

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First Quarter 2020 Earnings Release Operating Results: Production: Cement Production Volume (thousands of metric tons ) Production 1Q20 1Q19 % Var. 271 . 3 296.0 - 8.3% 61 . 3 70.0 - 12.4% 223 . 1 230.9 - 3.4% 555 . 7 596.9 - 6.9% Pacasmayo Plant Rioja Plant Piura plant Total Cement production volume at the Pacasmayo plant decreased 8 . 3% , mainly due to the stop in production since March 16 , 2020 . Cement production volume at the Rioja Plant decreased 12 . 4 % in 1 Q 20 compared to 1 Q 19 , mainly due to the halt in production . Cement production volume at the Piura Plant decreased 3 . 4 % in 1 Q 20 compared to 1 Q 19 , to a lesser extent than the other plants, mainly due to high production levels during the first 2 months of the year because of increased demand . Total cement production volumes decreased 6 . 9 % in 1 Q 20 compared to 1 Q 19 , in line with the stop in production . Clinker Production Volume (thousands of metric tons) Production 1Q20 1Q19 % Var. 184 . 8 179.0 3.2% 49 . 5 54.5 - 9.2% 202 . 3 249.1 - 18.8% 436 . 6 482.7 - 9.5% Pacasmayo Plant Rioja Plant Piura Plant Total Clinker production volume at the Pacasmayo plant increased 3.2%, despite the stop in cement production, mainly due to production low production levels in 1Q19 due to planned preventive maintenance of the kiln. Clinker production volume at the Rioja plant decreased 9.2% in 1Q20 compared to 1Q19, mainly due to the stop in production. Clinker production volume at the Piura plant decreased 18.8% in 1Q20 compared to 1Q19, mainly due to the stop in production in March, as well as a previous stop in production due to adjustments to the energy matrix. Total clinker production volume decreased 9.5% in 1Q20 compared to 1Q19, mainly due to the halt in operations since March 16, 2020. 9

First Quarter 2020
Earnings Release

Pacasmayo

Quicklime Production Volume
(thousands of metric tons)

	Production		
	1Q20	1Q19	% Var.
Pacasmayo Plant	15.0	19.6	-23.5%

Quicklime production volume decreased 23.5% in 1Q20 compared to 1Q19, mainly due to decreased demand.

Installed Capacity:

Installed Cement and Clinker Capacity

Full year installed cement capacity at the Pacasmayo, Piura and Rioja plants remained stable at 2.9 million MT, 1.6 million MT and 440,000 MT, respectively.

Full year installed clinker capacity at the Pacasmayo, Piura and Rioja plants remained stable at 1.5 million MT, 1.0 million MT and 280,000 MT, respectively.

Utilization Rate[1]:

Pacasmayo Plant Utilization Rate

	Utilization Rate		
	1Q20	1Q19	% Var.
Cement	37.4%	40.8%	-3.4 pp.
Clinker	49.3%	47.7%	1.6 pp.
Quicklime	25.0%	32.7%	-7.7 pp.

Cement production utilization rate at the Pacasmayo plant in 1Q20 decreased 3.4 percentage points compared to 1Q19, mainly due to the halt in production.

Clinker production utilization rate increased 1.6 percentage points in 1Q20 compared to 1Q19, mainly due to increased production during the first 2 months of the year, which offset the decrease in March.

Additionally, the quicklime production utilization rate in 1Q20 decreased 7.7 percentage points, in line with decreased demand.

[1] The utilization rates are calculated by dividing production in a given period over installed capacity. The utilization rate implies annualized production, which is calculated by multiplying real production for each quarter by four.

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First Quarter 2020 Earnings Release Rioja Plant Utilization Rate Utilization Rate 1Q20 1Q19 % Var. 55.7% 63.6% - 7.9 pp. 70.7% 77.9% - 7.2 pp. C e m e nt Clinker The cement production utilization rate at the Rioja plant was 55 . 7 % in 1 Q 20 ; a 7 . 9 percentage point decrease as compared to 1 Q 19 , mainly due to the halt in production explained above . Clinker production utilization rate was 70 . 7 % in 1 Q 20 ; a 7 . 2 percentage point decrease as compared to 1 Q 19 . Piura Plant Utilization Rate Utilization Rate 1Q20 1Q19 % Var. 55.8% 57.7% - 1.9 pp. 80.9% 99.6% - 18.7 pp. C e m e nt Clinker The cement production utilization rate at the Piura plant was 55 . 8 % in 1 Q 20 , 1 . 9 percentage points less than 1 Q 19 . The decrease was less than the overall decrease in production, because of high levels of production during the first 2 months of the year due to increased demand mainly from the public sector . The clinker production utilization rate at the Piura plant was 80 . 9 % in 1 Q 20 ; 18 . 7 percentage points lower than in 1 Q 19 , mainly due to the halt in production mentioned above, as well as a previous stop due to adjustments in our energy matrix . Consolidated Utilization Rate Utilization Rate 1Q20 1Q19 % Var. 45.0% 48.3% - 3.3 pp. 62.8% 69.4% - 6.6 pp. C e m e nt Clinker The consolidated cement production utilization rate was 45 . 0 % in 1 Q 20 ; a 3 . 3 percentage points decreased compared to 1 Q 19 , mainly due to the halt in production in March, partially offset by high production volumes in the Piura plant during the first 2 months of the year due to increased cement demand . The consolidated clinker production utilization rate was 62 . 8 % in 1 Q 20 ; 6 . 6 percentage points lower than in 1 Q 19 mainly due to the halt in production mentioned before . 11

First Quarter 2020 Earnings Release Financial Results: Income Statement: The following table shows a summary of the Consolidated Financial Results: Consolidated Financial Results (in millions of Soles S/) Revenues decreased 4 . 4 % in 1 Q 20 compared to 1 Q 19 , mainly due to decreased sales volume as a result of the halt in production in March . During the first 2 months of the year, revenues increased 14 . 4 % compared to the same period of 2019 , mainly due to increased demand for cement and concrete . Gross profit decreased 17 . 9 % in 1 Q 20 compared to 1 Q 19 , mainly due to decreased revenues, as well as higher costs derived from the halt in production . Profit for the period decreased 64 . 5 % in 1 Q 20 compared to 1 Q 19 , primarily due to decreased revenues and higher costs mentioned above . 12

First Quarter 2020 Earnings Release Sales of Goods: The following table shows the Sales of Goods and their respective margins by business segment: Sales: cement, concrete and precast (in millions of Soles S/) Sales of cement decreased 9 . 0 % in 1 Q 20 compared to 1 Q 19 , mainly due to halt in sales after the state of emergency . For the first two months of the year, cement sales increased 9 . 9 % compared to the same period of 2019 , mainly due to increased demand in northern Peru, particularly from reconstruction spending and the self - construction segment . Gross margin decreased 5 . 6 percentage points, mainly due to lower sales and increased cost related to the halt in operations . Sales of concrete represented 14 . 2 % of cement, concrete and precast sales during 1 Q 20 . Cement, concrete and precast 1Q20 1Q19 % Var. 277 . 4 289 . 8 - 4 . 3% - 186 . 7 - 177 . 8 5 . 0% 90 . 7 112 . 0 - 19 . 0% 32 . 7% 38.6% - 5.9 pp. Sales of goods Cost of Sales Gross Profit Gross Margin Sales of cement, concrete and precast decreased 4 . 3% , reflecting lower cement sales volume after the government’s mandated state of emergency . Nonetheless, if we compare the first two months of the year with the same period of 2019 , sales of cement, concrete and blocks increased 14 . 7% , mainly due to increased sales of cement and concrete, for reconstruction related projects and self - construction . Sales of cement represented 82 . 4 % of cement, concrete and precast sales during 1 Q 20 . Cement 1Q20 1Q19 % Var. 228 . 5 251 . 1 - 9 . 0% - 141 . 8 - 141 . 9 - 0 . 1% 86 . 7 109 . 2 - 20 . 6% 37 . 9% 43.5% - 5.6 pp. Sales of goods Cost of Sales Gross Profit Gross Margin Concrete and Pavement 1Q20 1Q19 % Var. 39 . 3 33 . 3 18 . 0% - 36 . 4 - 31 . 1 17 . 0% 2 . 9 2 . 2 31 . 8% 7 . 4% 6.6% 0.8 pp. Sales of goods Cost of Sales Gross Profit Gross Margin 13

First Quarter 2020 Earnings Release Sales of concrete increased 18 . 0 % during 1 Q 20 compared to 1 Q 19 , despite the halt in sales since March 16 , mainly due to increased demand from small and medium sized companies, as well as reconstruction related projects . Gross margin increased 0 . 8 percentage point due to the dilution of fixed costs . Sales of precast represented 3 . 4 % of cement, concrete and precast sales during 1 Q 20 . During 1 Q 20 precast sales increased 77 . 8 % compared to 1 Q 19 mainly due to increased demand from reconstruction related projects . Gross margin increased slightly, by 0 . 4 percentage points compared to 1 Q 19 , mainly due to higher sales despite higher costs related to the halt in operations . Sales : Quicklime (in millions of Soles S/) Precast 1Q2 0 1Q1 9 % Var. 9 . 6 5 . 4 77.8% - 8 . 5 - 4 . 8 77.1% 1 . 1 0 . 6 83.3% 11 . 5% 11 . 1% 0.4 pp. Sales of goods Cost of Sales Gross Profit Gross Margin Quicklime 1Q2 0 1Q1 9 % Var. 6 . 9 7 . 3 - 5 . 5% - 6 . 6 - 7 . 3 - 9 . 6% 0 . 3 0 . 1 N / R 4 . 3% 1 . 4% 2.9 pp. Sales of goods Cost of Sales Gross Profit Gross Margin During 1Q20, quicklime sales decreased 5.5% compared to 1Q19, mainly due to decreased demand. Gross margin increased 2.9 percentage points in 1Q20 compared to 1Q19. 14

First Quarter 2020 Earnings Release Sales: Construction Supplies 2 (in millions of Soles S/) 2 Construction supplies include the following products: steel bars, wires, nails, corrugated iron, electric conductors, plastic tu bes and accessories, among others. Construction Supplies 1Q2 0 1Q1 9 % Var. 14 . 7 16 . 1 - 8 . 7% - 13 . 7 - 16 . 1 - 14 . 9% 1 . 0 0 . 1 N / R 6 . 8% 0 . 6% 6.2 pp. Sales of goods Cost of Sales Gross Profit Gross Margin During 1Q20, construction supply sales decreased 8.7% compared to 1Q19, mainly due to the stop in commercialization. Gross margin however, increased 6.2 percentage points. Operating Expenses: Administrative Expenses (in millions of Soles S/) Administrative expenses 1Q20 1Q19 % Var. 19.2 20.6 - 6.8% 11.7 11.8 - 0.8% 1.7 1.6 6.2% 4.0 3.3 21.2% 1.7 1.8 - 5.6% 2.0 1.9 5.3% 40.3 41.0 - 1.7% Personnel expenses Third - party services Board of directors Depreciation and amortization Taxes O t h e r Total Administrative expenses in 1Q20 remained in line with 1Q19. 15

First Quarter 2020 Earnings Release Selling Expenses (in millions of Soles S/) Selling expenses increased 31.7% in 1Q20 compared to 1Q19, mainly due to increased advertising and promotion during the first two months of the year as well as the increase in the provision for doubtful collection. EBITDA Reconciliation: Consolidated EBITDA (in millions of Soles S/) Consolidated EBITDA in 1 Q 20 decreased 22 . 8 % compared to 1 Q 19 , mainly due to the halt in production and commercialization due to the government’s state of emergency to fight against the spread of COVID - 19 , which has an effect in both sales and increased costs . 16

First Quarter 2020 Earnings Release Debt Position: Consolidated Debt (in millions of Soles S/) Below are the contractual obligations with payment deadlines related to the Company’s debt, including interest. Bank Amount (S/.) Interest Rate Initial Date Maturity Date Banco Scotiabank S/. 31.0 3.00% March 25, 2020 March 19, 2021 Cash and Debt Position: Cash: Consolidated Cash (i n millions of Soles S/) As of March 31, 2020, the Company’s cash position was S/ 5.2 million (US$ 1.5 million). Besides this, the Company held certificates of deposit for S/ 209.0 million (US$ 60.9 million), distributed as follows: Certificates of deposits in Nuevos Soles Banco de Crédito del Perú S/. 75.0 2 . 80 % March 26, 2020 March 19, 2021 S/. 106.0 Certificates of deposits in American Dollars Bank Amount (USD) Interest Rate Initial Date Maturity Date Banco de Crédito del Perú USD 30.0 1.05% March 13, 2020 September 19, 2020 USD 30.0 Payments due by period Less than 1 year 1 - 3 Years 3 - 5 Years More than 5 Years Total 324 . 7 400 . 7 - 570 . 0 1 , 295 . 4 68 . 1 118 . 0 77 . 2 212 . 8 476 . 1 392 . 8 518 . 7 77 . 2 782 . 8 1 , 771 . 5 Indebtedness Future interest payments Total As of March 31 , 2020 , the Company’s total outstanding debt, as shown in the financial statements, reached S/ 1 , 344 . 5 million (US $ 390 . 62 million) . This debt is primarily composed by the outstanding part of the international bond issued in February 2013 , the two issuance of the local bond issued in January, 2019 and short - term loans . 17

First Quarter 2020 Earnings Release As of March 31 , 2019 , the Company maintains cross currency swap hedging agreements in the amount of US $ 150 million in order to mitigate foreign exchange risks related to US dollar - denominated debt . The adjusted debt is S/ 1 , 295 . 4 million (US $ 376 . 4 million) As of March 31 , 2020 , Net Adjusted Debt/EBITDA ratio was 2 . 9 x Capex Capex (in millions of Soles S/) As of March 31 , 2020 , the Company invested S/ 18 . 0 million (US $ 5 . 2 million), allocated to the following projects : Projects 3M20 Piura Plant 5 . 2 Pacasmayo Plant 4 . 1 Concrete and aggregates equipment 7 . 1 Rioja Plant 1 . 6 Total 18 . 0 18

First Quarter 2020 Earnings Release About Cementos Pacasmayo S . A . A . Cementos Pacasmayo S . A . A . is a cement company, located in the Northern region of Peru . In February 2012 , the Company’s shares were listed on The New York Stock Exchange - Euronext under the ticker symbol "CPAC" . With more than 60 years of operating history, the Company produces, distributes and sells cement and cement - related materials, such as concrete blocks and ready - mix concrete . Pacasmayo’s products are primarily used in construction, which has been one of the fastest - growing segments of the Peruvian economy in recent years . The Company also produces and sells quicklime for use in mining operations . For more information, please visit : http : //www . cementospacasmayo . com . pe/ Note : The Company presented some figures converted from Soles to U . S . Dollars for comparison purposes . The exchange rate used to convert Soles to U . S . dollars was S/ 3 . 442 per US $ 1 . 00 , which was the exchange rate, reported as of March 31 , 2020 by the Superintendencia de Banca, Seguros y AFP’s (SBS) . The information presented in U . S . dollars is for the convenience of the reader only . Certain figures included in this report have been subject to rounding adjustments . Accordingly, figures shown as totals in certain tables may not be arithmetic aggregations of the figures presented in previous quarters . 19 This press release may contain forward - looking statements . These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, Company performance and financial results . Also, certain reclassifications have been made to make figures comparable for the periods . The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the Company, are intended to identify forward - looking statements . Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward - looking statements . Such statements reflect the current views of management and are subject to a number of risks and uncertainties . There is no guarantee that the expected events, trends or results will actually occur . The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors . Any changes in such assumptions or factors could cause actual results to differ materially from current expectations .

First Quarter 2020 Earnings Release Liabilities and equity As of mar - 20 As of Dec - 19 Current liabilities S/ (000) S/ (000) Bank overdraft 13 , 50 7 - Trade and other payables 147 , 00 7 237 , 29 9 Financial obligations 311 , 24 1 98 , 77 4 Lease liabilities 1 , 41 0 5 7 Provisions Total current liabilities 3 , 93 5 16 , 60 3 477 , 10 0 352 , 73 3 Non - current liabilities As of mar - 20 S/ (000) As of Dec - 19 S/ (000) Financial obligations 1 , 019 , 78 6 1 , 003 , 13 0 Other financial instruments - 1 , 30 2 Lease liabilities 5 , 79 3 - Provisions 6 , 65 6 7 , 64 3 Deferred income tax liability Total non - current liabilities 151 , 44 3 145 , 09 9 1 , 183 , 67 8 1 , 157 , 17 4 Assets Current Assets As of mar - 20 S/ (000) As of Dec - 19 S/ (000) Cash and cash equivalents 5,249 68 , 26 6 Term deposits with maturities less than ninety days 208,990 - Trade and miscellaneous accounts receivable, net 108,038 120 , 53 0 Payments on account of income tax 40,881 30 , 19 1 Inventories 525,964 519 , 00 4 Prepayments 15,677 10 , 33 9 Total current assets 904,799 748 , 33 0 Non - current assets As of mar - 20 S/ (000) As of Dec - 19 S/ (000) Other receivables 5,402 4 , 68 1 Expenses paid in advance 10 3 15 1 Financial instruments designated at fair value through other comprehensive income 18,224 18 , 22 4 Other financial instruments 22,739 - Property, plant and equipment 2,073,015 2 , 100 , 68 2 Intangibles 50,919 47 , 36 6 Merchant Credit 4,459 4 , 45 9 Deferred income tax assets 9,516 7 , 41 9 Right - of - use assets 7,164 4 6 Other assets 190 20 0 Total non - current assets 2,191,731 2 , 183 , 22 8 Total assets 3,096,530 2 , 931 , 55 8 Interim Condensed Consolidated Statements of Financial Position As of March 31, 2020 (unaudited) and December 31, 2019 (audited) Total liabilities 1,660,778 1,509,907 Equity As of mar - 20 S/ (000) As of Dec - 19 S/ (000) Capital stock 423 , 86 8 423 , 86 8 Investment shares 40 , 27 9 40 , 27 9 Treasury shares - 121 , 25 8 - 121 , 25 8 Additional paid - in capital 432 , 77 9 432 , 77 9 Legal reserve 168 , 63 6 168 , 63 6 Other reserves - 16 , 47 6 - 19 , 85 3 Retained earnings 507 , 92 4 497 , 20 0 Total equity 1 , 435 , 75 2 1 , 421 , 65 1 Total liabilities and equity 3 , 096 , 53 0 2 , 931 , 55 8 20

First Quarter 2020 Earnings Release Interim condensed consolidated statements of profit or loss For the three - month periods ended March 31, 2020 and 2019 (both unaudited) Sales of goods Cost of sales 1Q20 S/ (000) 299,25 - 20 Gross profit Operating expenses Administrative expenses Selling and distribution expenses Other operating income (expenses), net Total operating expenses , net Operating profit Finance income Finance costs Net gain (loss) on derivative financial instrument Exchange difference Total other expenses, net Profit before income tax Income tax expense Profit for the year Earnings pe Basic a equ 21

First Quarter 2020 Earnings Release Interim condensed consolidated statements of changes in equity For the three month periods ended March 31, 2020 and 2019 (both unaudited) Capital stock S/(000) I n v e st m e n t shares S/(000) S / (000) Treasury shares Additional paid - in capital S/(000) Legal reserve S/(000) Unrealized gain (loss) on financial instruments designated at fair value S/(000) Unrealized gain on cash flow hedge S/(000) R e ta i n e d e a r n i n g s S/(000) Total S/ (000) Balance as of December 31, 2018 423 , 86 8 40 , 27 9 - 121 , 25 8 432 , 77 9 168 , 35 6 4 , 00 2 - 15 , 94 8 519 , 28 5 1 , 451 , 36 3 Accounting poilcy change - - - - - - - - 1 5 - 1 5 Balance as of January 1, 2019 423 , 86 8 40 , 27 9 - 121 , 25 8 432 , 77 9 168 , 35 6 4 , 00 2 - 15 , 94 8 519 , 27 0 1 , 451 , 34 8 Profit for the year - - - - - - - 30 , 14 5 30 , 14 5 Other integral results - - - - - - 5 , 85 3 41 0 - - 5 , 44 3 Total comprehensive income - - - - - - 5 , 85 3 41 0 30 , 14 5 24 , 70 2 Appropriation of legal reserve - - - - 3 , 01 5 - - 3 , 01 5 - Balance as of march 31, 2019 423 , 86 8 40 , 27 9 - 121 , 25 8 432 , 77 9 171 , 37 1 - 1 , 85 1 - 15 , 53 8 546 , 40 0 1 , 476 , 05 0 Balance as of January 1, 2020 423 , 86 8 40 , 27 9 - 121 , 25 8 432 , 77 9 168 , 63 6 - 2 , 10 3 - 17 , 75 0 497 , 20 0 1 , 421 , 65 1 Profit for the year - - - - - - - 10 , 72 4 10 , 72 4 Other comprehensive income - - - - - - 3 , 37 7 - 3 , 37 7 Total comprehensive income - - - - - - 3 , 37 7 10 , 72 4 14 , 10 1 Balance as of March 31, 2020 423 , 86 8 40 , 27 9 - 121 , 25 8 432 , 77 9 168 , 63 6 - 2 , 10 3 - 14 , 37 3 507 , 92 4 1 , 435 , 75 2 Attributable to equity holders of the parent